

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Via E-mail
Ori Goore
Chief Executive Officer
Dynamic Applications Corp.
14 Menachem Begin Street
Ramat Gan
Israel 52700

> **Re:** **Dynamic Applications Corp.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed April 10, 2014**
> **File No. 000-54856**

Dear Mr. Goore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Third-Party Manufacturers

1.   We note your added disclosure in this section of a potential order of several hundred units on or about March 31, 2014. However, you filed this amendment on April 10, 2014. Please ensure that your disclosure is updated as appropriate. If the sales did not occur as expected, please clarify why you could not "agree on pricing."

Property and Equipment

2.   Please tell us when property and equipment was included in bankruptcy proceedings and transferred to a trustee as you mention in this section and in Note 1 to your financial statements. See comment 10 in our letter to you dated May 28, 2013.

Securities Ownership of Certain Beneficial Owners and Management

3.   Please expand your response to prior comment 6 to tell us when the assignment occurred and how that assignment was consistent with your claim that your original issuance of the note did not require registration under the Securities Act. In this regard, please also tell us why you removed the disclosure from under Item 10 regarding the exemption from registration for your original issuance of the note.

4.   We note that you previously disclosed that you had 21,641,450 outstanding shares on November 7, 2013 and that you now disclose that you had 49,834,082 outstanding shares on March 31, 2014. Please show how us how you complied with the requirement to file reports under Item 3.02 of Form 8-K to reflect the increases.

5.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the legal entities included in your beneficial ownership table.

6.   From your disclosure under "Liquidity and Capital Resources," it appears that at least one of the shareholders identified in your beneficial ownership table beneficially owns shares underlying notes. Please provide the disclosure required by the last clause of Regulation S-K Item 403(a) and the last clause of Regulation S-K Item 403(b). In this regard, please tell us in what filing you included the disclosure required by Regulation S-K Item 404 regarding your issuance of the notes and related transactions with related persons.

Exhibits

7.   We note your response to prior comment 10. Regarding the adequacy of your exhibits, please see the acknowledgements mentioned at the end of this letter that you provide in your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at 202-551-3662 or Gary Todd at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: (via e-mail): Richard Rubin, Esq.